Exhibit 4.3

SECOND AMENDMENT

TO

AMESITE INC.

2018 EQUITY INCENTIVE PLAN

This Second Amendment (this “Amendment”) of the Amesite Inc. 2018 Equity Incentive Plan (the “Plan”) is effective as of June 18, 2024. All terms used but not defined herein shall have the meaning set forth in the Plan.

RECITALS

WHEREAS, the Board of Directors (the “Board”) approved of the Amendment on May 1, 2024 and the Amendment was submitted to the holders of the outstanding stock of the Company (the “Stockholders”) at the special meeting of the Company held on June 18, 2024 and such Stockholders have approved the adoption of this Amendment.

AGREEMENT

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Section 1.5 of the Plan is hereby amended and restated as follows:

1.5 Shares and Cash Available. Subject to adjustment as provided in Section 6.7 and to all other limits set forth in this Section 1.5, 1,572,140 Shares shall be available for awards under this Plan, of such number of Shares, 1,572,140 may be issued upon the exercise of Incentive Stock Options. The number of Shares that remain available for future grants under the Plan shall be reduced by the sum of the aggregate number of Shares which become subject to outstanding options, outstanding Free-Standing SARs and outstanding Share Awards and delivered upon the settlement of Performance Units. As of the first day of each calendar year beginning on or after January 1, 2021, the number of Shares available for all awards under the Plan, other than Incentive Stock Options, shall automatically increase by a number equal to the least of (x) 5% of the number of Shares that are issued and outstanding as of such date, or (y) a lesser number of Shares determined by the Committee. To the extent that Shares subject to an outstanding option, SAR, Share Award or other award granted under the Plan are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding Shares subject to an option cancelled upon settlement in Shares of a related tandem SAR or Shares subject to a tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such Shares shall again be available under this Plan, other than for grants of Incentive Stock Options.

To the extent not prohibited by the listing requirements of the Nasdaq Capital Market or any other stock exchange on which Shares are then traded or applicable laws, any Shares covered by an award which are surrendered (i) in payment of the award exercise or purchase price (including pursuant to the “net exercise” of an option pursuant to Section 2.1(c), or the “net settlement” or “net exercise” of a Share-settled SAR pursuant to Section 2.2(c)) or (ii) in satisfaction of tax withholding obligations incident to the grant, exercise, vesting or settlement of an award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all awards under the Plan, unless otherwise determined by the Committee. Notwithstanding anything in this Section 1.5 to the contrary, Shares subject to an award under this Plan may not be made available for issuance under this Plan if such shares are shares repurchased on the open market with the proceeds of an option exercise.

Other than with respect to the Assumed Options, the number of Shares for awards under this Plan shall not be reduced by (i) the number of Shares subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

Shares to be delivered under this Plan shall be made available from authorized and unissued Shares, or authorized and issued Shares reacquired and held as treasury shares or otherwise or a combination thereof.